Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$60,459	$35,278	$26,007	$51,304	$26,499
Fixed charges	98,240	98,647	97,535	95,894	92,589
Capitalized interest	(2,731)	(1,031)	(589)	(1,419)	(4,555)
Distributions of earnings from unconsolidated affiliates	3,965	4,592	5,005	4,377	4,103
Total earnings	$159,933	$137,486	$127,958	$150,156	$118,636

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$88,838	$92,838	$91,458	$87,409	$81,703
Amortization of deferred financing costs	3,802	3,685	3,312	3,385	2,760
Financing obligations interest expense	63	(409)	740	2,157	1,963
Capitalized interest	2,731	1,031	589	1,419	4,555
Interest component of rental expense	2,806	1,502	1,436	1,524	1,608
Total fixed charges	98,240	98,647	97,535	95,894	92,589
Preferred Unit distributions	2,508	2,508	4,553	6,708	6,708
Total fixed charges and Preferred Unit distributions	$100,748	$101,155	$102,088	$102,602	$99,297

Ratio of earnings to fixed charges	1.63	1.39	1.31	1.57	1.28

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.59	1.36	1.25	1.46	1.19